UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 26th, 2024

Final Voting Statement - Summary

Sendas Distribuidora S.A. (“Company”) discloses to its shareholders and the market in general, according to CVM Resolution No. 81/22, as amended, the Final Voting Statement of the Annual (Annex 1) and Extraordinary (Annex 2) General Shareholders Meeting held on April 26th, 2024 at 11a.m (BRT).

Rio de Janeiro (RJ, Brazil), 26 th April, 2024.

Vitor Fagá de Almeida

Vice-presidente de Finanças e de Relações com Investidores

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

Annex 1

Final Voting Statement - Annual Shareholders Meeting

Matter No	Description of the Matter	APPROVALS		REJECTIONS		ABSTENTIONS
		# Number of Shares	% Capital Stock	# Number of Shares	% Capital Stock	# Number of Shares	% Capital Stock
1	Examination, discussion and voting on the Company's Financial Statements containing the Explanatory Notes, accompanied by the Management Report and the respective Directors' Accounts, the Independent Auditors' Report and Opinion, the Audit Board's Opinion and the Summary Annual Report and Opinion of the Statutory Audit Committee, for the fiscal year ending December 31, 2023.	897,337,891	66.4%	522,900	0,0%	159,789,738	11.8%
2	Allocation of net profit for the fiscal year ending December 31, 2023, in accordance with Management's Proposal.	1,031,584,780	76.3%	1,515	0.0%	26,064,234	1.9%

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

3	Ratification of the election of Mr. Enéas Cesar Pestana Neto as an independent member of the Company's Board of Directors.	1,015,423,251	75.1%	7,723,191	0,6%	34,504,087	2.6%
4	Setting the overall annual limit for the remuneration of the Company's managers for the fiscal year ending December 31, 2024, in accordance with Management's Proposal.	769,007,117	56.9%	256,494,347	19.0%	32,149,065	2.4%
5	Do you want to request the installation of the Fiscal Council, in accordance with article 161 of the Law n° 6,404/1976?	326,603,976	24.2%	131,423,953	9.7%	484,591,788	35.9%

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

6	Election of the Fiscal Council slate, proposed by the Company’s Management: (i) Artemio Bertholini (sitting member titular) e Márcio Marcelo Belli (alternate member); (ii) Edison Carlos Fernandes (sitting member) e Ricardo Julio Rodil (alternate member); e (iii) Leda Maria Deiro Hanh (aitting member) e René de Medeiros Ribeiro Martins (alternate member)	1,981,294	0.1%	0	0.0%	29,919,155	2.2%
7	Establishment of the annual remuneration of the Fiscal Council for the new term, corresponding to 10% (ten percent) of the average fixed remuneration attributed to the statutory Directors of the Company (excluding benefits, representation allowances, profit sharing, variable or equity-based compensation).	30,327,749	2.2%	0	0.0%	1,572,700	0.1%

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

Annex 2

Final Voting Statement - Extraordinary Shareholders Meeting

Matter No	Description of the Matter	APPROVALS		REJECTIONS		ABSTENTIONS
		# Number of Shares	% Capital Stock	# Number of Shares	% Capital Stock	# Number of Shares	% Capital Stock
1	Approval of the Company’s Long-Term Incentive Plan via Grant of Shares, under the terms of the Management Proposal.	1,005,365,722	74.4%	21,723,891	1.6%	30,370,523	2.2%
2	Approval (A) of the Company's Executive Partner Program; and (B) of the global limit of complementary nature of the company’s managers compensation for the fiscal years of 2024 to 2031 with the sole and exclusive purpose of authorizing expenses related to the Executive Partner Program, under the terms of the Management Proposal.	793,017,870	58.7%	234,047,213	17.3%	30,395,053	2.2%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.